

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

July 27, 2009

Bert E. Downing, Jr.
Vice President, Chief Financial Officer, Corporate Controller and Treasurer
Keystone Consolidated Industries, Inc.
5430 LBJ Freeway, Suite 1740
Three Lincoln Center
Dallas, Texas 75240-2697

> **Re: Keystone Consolidated Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-3919**

Dear Mr. Downing:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Exhibits 31.1 and 31.2

1.   We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K and that the titles of the certifying individuals were included also in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the 10-K. Confirm that the individuals certified the reports in their individual capacities, and remove their titles from the introductory

sentence of the certifications required by Item 601(b)(31) of Regulation S-K in future filings.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 2. Management's Discussion and Analysis, page 16
Liquidity and Capital Resources, page 25

2.   In light of your disclosure that poor operating results in the second quarter of 2009 could result in a violation of certain of your revolving credit facility financial covenants, please revise your future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your other most significant and restrictive covenants. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Also, please address the potential risks and consequences of not complying with such covenants. Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or the undersigned at (202) 551-3768 if you have questions on the financial statement and related comments. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Brigitte P. Lippmann, Senior Attorney, with any other questions.

Sincerely,

John Cash
Accounting Branch Chief